UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	SEC FILE NUMBER 000-55181

CUSIP NUMBER 901773101

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K	☐ Form 20-F	☐ Form 11-K	☒	Form 10-Q	☐ Form 10-D
	☐ Form N-CEN	☐ Form N-CSR

	For Period Ended:	March 31, 2020

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I REGISTRANT INFORMATION

Twinlab Consolidated Holdings, Inc.
Full Name of Registrant

Former Name if Applicable
4800 T-Rex Avenue, Suite 305
Address of Principal Executive Office (Street and Number)
Boca Raton, Florida 33431
City, State and Zip Code

PART II

RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III

NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Twinlab Consolidated Holdings, Inc. (the "Company") previously relied on the order (the “Order”) promulgated by the Securities and Exchange Commission on March 25, 2020 in Release No. 34-88465 relating to the Securities Exchange Act of 1934, as amended, to support the delay in the filing of its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (the "First Quarter 10-Q"). On May 15, 2020, the Company filed a Current Report on Form 8-K pursuant to the Order seeking exemptive relief due to circumstances related to the outbreak of the novel coronavirus, COVID-19.

The Company expected to file its First Quarter 10-Q before June 29, 2020; however, as previously disclosed, COVID-19 related office closures impeded its employees’ ability to respond to data requests from its auditors and to complete its financial statements for its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the "Annual Report") which, in turn, diverted employee resources from preparation of the First Quarter 10-Q. The Company filed its Annual Report on May 29, 2020 and since that date its employees have been diligently coordinating the information required for preparing the First Quarter 10-Q.

The relief provided by the Order would have allowed the Company to file the First Quarter 10-Q by or before June 29, 2020. The Company will not be able to timely file its First Quarter 10-Q due to additional time required by the Company to complete its review procedures of the First Quarter 10-Q and its auditors to complete their audit procedures in light of circumstances related to the outbreak of COVID-19, which could not be eliminated without unreasonable effort or expense. The Company anticipates filing the First Quarter 10-Q within the five-day extension period provided by Rule 12b-25.

PART IV

OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Kyle Casey		(561)	443-5301
	(Name)		(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

	☒	Yes	☐	No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

	☐	Yes	☒	No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Twinlab Consolidated Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2020	By:	/s/ Kyle Casey
Kyle Casey
Chief Financial Officer (principal finance officer)